UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

CHINA MARKETING MEDIA HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

169411105
(CUSIP Number)

Yingsheng Li
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2006
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Yingsheng Li

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7.	SOLE VOTING POWER	9,958,425 shares of common stock
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	9,958,425 shares of common stock
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,958,425 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[__]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.10%
14.	TYPE OF REPORTING PERSON

IN

Item 1.     Security and Issuer.

The name of the issuer is China Marketing Media Holdings, Inc., a Texas corporation (the "Company"), which has its principal executive offices at RMA 901, KunTai International Mansion, No. 12 Chaowai Street, Beijing, 100020, China. This statement relates to the Company’s common stock, no par value (the "Common Stock").

Item 2. I    dentity and Background.

(a) The name of the person filing this statement is Yingsheng Li (the "Reporting Person").

(b) The residence address of the Reporting Person is No.3 Garden, Jing Ba Road, Jin Shui District, Zhengzhou, China.

(c) Mr. Li is the Company’s Chief Executive Officer, President and Director.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of People’s Republic of China.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to certain Share Exchange Agreement entered into among the Company, Media Challenge Holdings Limited ("Media Challenge"), a British Virgin Islands company, and all of the stockholders of Media Challenge, dated December 31, 2005 (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement and a one for ten reverse split of the Company’s Common Stock completed on January 25, 2007, all shares of the common stock of Media Challenge held by the Reporting Person were exchanged for 9,958,425 shares of the Company’s Common Stock (the "Share Exchange").

As of the date of this statement, Mr. Yingsheng Li directly owns 9,958,425 shares of the Common Stock.

Item 4.     Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the Amendment No. 1 to the Registration Statement on Form 10-SB filed by the Company on January 3, 2007.

Except as set forth in this Schedule 13D and the registration statement referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Mr. Li beneficially owns 9,958,425 shares of the Common Stock, representing 36.10% of the outstanding shares of the Common Stock. Mr. Li does not own any other securities of the Company. Mr. Li has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.

(c)         The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)         Other than Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e)         Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the registration statement filed by the Company on January 3, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

2.1

Share Exchange Agreement by and between the Company, Media Challenge and its shareholders, dated December 31, 2005 (Incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 10-SB filed on February 14, 2006, in commission file number 000-51806).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Yingsheng Li
Yingsheng Li